Filed by Sky Financial Group, Inc.

Exchange Act Number 001-14473

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Waterfield Mortgage

Company, Incorporated

February 13, 2006

To our Shareholders:

For some time, the Board of Directors and management have been evaluating various options for providing liquidity to the shareholders of Waterfield Mortgage Company, Incorporated (“WMC”). In March 2005, the Board engaged Bear Stearns & Co., Inc. to find purchasers for WMC, Union Federal Bank of Indianapolis (“UFB”) and Waterfield Financial Corporation (“WFC”). I am pleased to announce the signing of an Agreement and Plan of Merger with Sky Financial Group, Inc. (“Sky”). Set forth below is a brief description of the transaction with Sky, the sale by UFB of certain mortgage loans and all of the outstanding capital stock of WFC to American Home Mortgage Corp. (“American Home”) and the sale by UFB and WMC of our mortgage servicing rights portfolio to CitiMortgage, Inc. (“CitiMortgage”). A complete description of these transactions will be provided in the proxy statement that will be mailed to you prior to the shareholders meeting to be held to vote on the Sky and WMC merger.

1. Sky Financial Group, Inc. Transaction.

On February 3, 2006, WMC entered into an Agreement and Plan of Merger with Sky (the “Sky Agreement”) that provides for the merger of WMC into a wholly owned subsidiary of Sky (the “Merger”) with our shareholders receiving a combination of cash and Sky common stock. Each share of WMC common stock will be exchanged for $80.07 in cash plus 4.38 shares of Sky common stock. Based on Sky’s stock price on the close of business on February 3, 2006, the total compensation is approximately $327 million. Prior to the completion of the transactions contemplated by the Sky Agreement, any equity in WMC that exceeds a total of $90 million will be distributed as a capital distribution to the shareholders of WMC. Therefore, any excess capital, after payment of all related liabilities and expenses, received by WMC as a result of the American Home Agreement (discussed below), the CitiMortgage Agreement (discussed below) or the Other Transactions (discussed below) will be distributed to WMC’s shareholders prior to the effective time of the Merger. In addition, any payments pursuant to the American Home Agreement or the CitiMortgage Agreement that are made following the effective time of the Merger will be paid directly to a limited liability company (the “Shareholder Representative”) for subsequent disposition discussed below. The Merger is expected to close in the third quarter of 2006.

2. American Home Transaction.

On January 12, 2006, UFB and WFC entered into a Stock and Mortgage Loan Purchase Agreement (the “American Home Agreement”) with American Home. Pursuant to the American Home Agreement, approximately 10% of the purchase price but no less than $55 million will be placed in escrow. To date, all of the closings except for the closing on the construction loans, have taken place and approximately $45 million has been placed into escrow. Following the construction loan closing, additional funds will be placed into escrow; however, at this point, UFB expects the escrow amount to be approximately $55 million. Following a post-closing purchase price adjustment, any funds in escrow that exceed $55 million will be released to UFB. The remaining escrow amount will stay in escrow until September 30, 2006. During the period of the escrow, American Home may make claims against the escrow for any costs or expenses it incurs resulting from inaccuracies of our representations and warranties in the American Home Agreement. On September 30, 2006, any funds in escrow (to the extent no indemnification claims have been made) will be released to UFB, or, if the Merger has occurred prior to then, the funds will be released to the Shareholder Representative.

3. CitiMortgage Transaction.

On January 31, 2006, WMC and UFB entered into a Mortgage Servicing Purchase and Sale Agreement (the “CitiMortgage Agreement”) with CitiMortgage. Pursuant to the CitiMortgage Agreement, CitiMortgage paid UFB and WMC thirty percent (30%) of the purchase price upon entering such agreement. Within one (1) Business day following the receipt by CitiMortgage of mortgage loan documents, servicing information and escrow balances, CitiMortgage will pay to WMC and UFB the remaining seventy percent (70%) of the purchase price, less $5 million (the “Document Holdback”). This is expected to occur in the second quarter of 2006. The Document Holdback will be paid to WMC and UFB, or if the Merger has occurred, the Shareholder Representative, quarterly on a pro-rata basis based on receipt by CitiMortgage of completed mortgage loan files. CitiMortgage will retain at least $1,000 per complete mortgage loan file that has yet to be delivered.

4. Other Transactions.

UFB is currently negotiating with two prospective purchasers for the sale of its REO properties and scratch and dent mortgage loans. UFB anticipates entering into definitive agreements with respect to the foregoing in the next few weeks. We have agreed to use our commercially reasonable efforts to dispose of any other remaining miscellaneous assets and liabilities from our mortgage banking business prior to the completion of the Sky transaction.

5. Shareholder Representative.

Since WMC is and will remain a Subchapter S corporation until the closing of the Merger, the American Home, CitiMortgage and Other Transactions will be reported in the individual tax returns of our shareholders. Also, not all of the Other Transactions may be completed by the time of the closing of the Merger. In order to maintain control of the reporting of all these transactions and to complete any incidental dispositions still remaining at that time, we have formed a limited liability company as a subsidiary of WMC which will be spun-off pro-rata to WMC’s shareholders prior to the Merger. This limited liability company will be responsible for the any remaining tasks in the disposition and closure of the Other Transactions and, upon completion of such tasks, any remaining funds will be distributed pro-rata to WMC’s shareholders.

6. Summary.

In connection with the foregoing, the net return to the shareholders from all the foregoing transactions is expected to vary based upon the following factors:

•	price of Sky common stock,

•	amount of recoveries from the American Home and CitiMortgage escrows,

•	proceeds received from the Other Transactions, and

•	costs associated with the various sales and dispositions of all mortgage and related operations.

Accordingly, assuming a price of $26 per share of Sky’s stock, the expected return to shareholders would vary from $220 to $240 per share (without taking into account any applicable capital gains taxes).

I recognize that there will be many questions that shareholders may have at this point regarding the pending transactions. We look forward to providing more information in the proxy statement and addressing any questions at the upcoming Shareholders’ Meeting which we will be scheduling shortly. In the interim, if you have any questions or need assistance, please call Vince Otto, our Executive Vice President and Chief Financial Officer at (317) 269-4737 or me at (260) 434-8400.

Sincerely,

Donald A. Sherman

Donald A. Sherman

Chairman, Waterfield Mortgage Company

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the transaction between Sky Financial Group, Inc. and Waterfield Mortgage Company, Incorporated, including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Sky Financial’s and Waterfield Mortgage’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Sky Financial’s and Waterfield Mortgage’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Sky Financial and Waterfield Mortgage may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the anticipated cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Waterfield Mortgage may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted or may disproportionately impact our activities in certain market areas; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Sky Financial’s and Waterfield Mortgage’s markets; (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations; (11) facts or circumstances may arise with respect to Waterfield Mortgage that were not disclosed or made available to Sky Financial, (12) the market price of Sky common stock may decline, and (13) the amount of the American Home and CitiMortgage escrow payable after all claims thereunder may be less than expected, the other transactions relating to REO properties and the scratch and dent loans may not be completed or may be completed on less favorable terms than expected, and the cost of closure of WMC’s remaining mortgage business may be higher than expected. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sky Financial’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sky Financial or Waterfield Mortgage or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Sky Financial and Waterfield Mortgage do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information and Where to Find It

In connection with the proposed merger, a registration statement on Form S-4, including a proxy statement/prospectus, and other materials will be filed with the SEC. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Stockholders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Sky Financial with the SEC at the SEC’s Internet site at www.sec.gov. Free copies of the proxy statement/prospectus, once available, and each of Sky Financial’s other filings with the SEC are also available on Sky Financial’s Internet site at www.skyfi.com, or by request to Sky Financial’s Shareholder Relations Department, 10 E. Main Street, Salineville, Ohio 43945.

Participants in the Solicitation

Sky Financial, Waterfield Mortgage Company and their respective directors, executive officers and other members of their management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Waterfield Mortgage Company’s stockholders with respect to the proposed merger. Information regarding the officers and directors of Sky Financial is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on February 22, 2005. Other information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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